MANAGEMENT’S DISCUSSION AND ANALYSIS

Three and nine months ended September 30, 2016 and 2015

TABLE OF CONTENTS

1.	Overview of business	2

2.	Highlights and key business developments	3 - 5

3.	2016 Outlook and strategy	5 - 7

4.	Operating performance	7 - 9

5.	Development and exploration update	10 - 16

6.	Financial results	17 - 20

7.	Selected quarterly financial data	21

8.	Liquidity and capital resources	22 - 25

9.	Non-GAAP measures	25 - 29

10.	Summary of outstanding share data	29

11.	Related party transactions	29

12.	Critical accounting policies and estimates	29 - 30

13.	Risks and uncertainties	31 - 33

14.	Internal control	33 - 34

15.	Cautionary statements	34 - 35

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (“Asanko” or the “Company”) has been prepared by management as of November 2, 2016 and should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2016 and 2015 and the related notes thereto. Additional information on the Company, including its Annual Information Form (“AIF”) for the year ended December 31, 2015 is available under the Company’s profile at www.sedar.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward looking information” sections at the end of this MD&A.

1)	Overview of the Business

Asanko Gold Inc. (“Asanko” or the “Company”) is a Canadian-based gold producer with operations in the Republic of Ghana (“Ghana”). Asanko’s vision is to build a low cost, mid-tier gold mining company. The Company’s principal asset, the Asanko Gold Mine (“AGM” or “the Project”) located in Ghana, West Africa is being developed in three distinct phases (Phase 1, 2A and 2B). Phase 1 is in commercial production with the two additional Phases anticipated to be operated with significant common infrastructure. Construction of Phase 1 was completed in early 2016, within budget and ahead of schedule. Gold production commenced in January 2016, commercial production was declared on April 1, 2016, and the operation reached steady-state production levels by the end of the second quarter (“Q2”) of 2016. Gold production is expected to be 220,000 ounces in 2017.

The proposed expansionary Phases, 2A and 2B (together “Phase 2”) have the potential to increase production from 220,000 ounces per annum to over 450,000 ounces per annum. A Preliminary Feasibility Study (“PFS”) on Phase 2 was published in May 2015, and posited attractive project economics and low operating costs; a Definitive Feasibility Study (“DFS”) on Phase 2 is due to be completed and published in the fourth quarter (“Q4”) of 2016.

In addition to the AGM, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “AKG”.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

2)	Highlights and key business developments

Q3 Business developments

•	Q3 was the first full quarter of steady state operations at the Asanko Gold Mine.

•	Mined ore grade increased steadily during the quarter (2.0g/t average grade mined in September) as the central mineralized domains in the Nkran pit were exposed.

•

The process facility operated at 10% above design capacity at 3.3 million tonnes per annum (“Mtpa”) during July and August prompting a revision of H2 guidance upwards from 90,000 – 100,000 ounces to 100,000 – 105,000 ounces.

•	During September a mobile crusher was brought online to mitigate a bottleneck in the primary crushing complex and the processing plant operated at 20% above design capacity (3.6Mtpa).

•	A total of 53,986 ounces of gold were produced, 49% higher than Q2 production. 54,393 ounces were sold at an average price of $1,311/ounce for gross gold revenue of $71.3 million.

•

With the Company exceeding the upper end of internal Q3 gold production targets and with above design performance from the processing facility, the Company further revised H2 guidance upwards from 100,000 – 105,000 ounces to 106,000 – 111,000 ounces.

•

On October 25, 2016, the Company received the Environmental Invoice (a pre-cursor to receiving the final Environmental Permit) from the relevant Ghanaian regulatory authorities for Phase 2 of the AGM. Following the receipt of the Environmental Invoice, the Board of Directors gave approval to proceed with Phase 2A of the AGM and Front End Engineering and Design is currently underway.

•	The Phase 2 Definitive Feasibility Study (“DFS”) is expected to be finalized in Q4 2016.

•

The Company completed the acquisition of a new exploration target, Akwasiso, located close to the currently mined Nkran pit. Highly encouraging drill results obtained from 10,000 metres of drilling over 81 holes with visible gold intercepts and extensive mineralized intersections of similar style to the main Nkran pit.

•

The 2016 near mine exploration program yielded success during Q3 with the delineation of the Mineral Resources at the Adubiaso Extension and Nkran Extension. The Company received the permit for the Adubiaso Extension, completed initial grade control drilling and is scheduled to commence mining in Q4 2016.

•

The Company received total VAT refunds of $20.3 million in Ghana, being all VAT refunds relating to Phase 1 of construction of the AGM as well as operational VAT receivables from Q1 pre-commercial production operations. Going forward the Company expects VAT outflows to be offset by VAT inflows as the process of auditing and claiming operational VAT regularizes.

•

The balance sheet at September 30, 2016 remains strong with cash of $57.6 million, unrefined gold dore on hand with a market value of $6.6 million and $5.3 million in receivables from gold sales. The working capital position of the Company as of September 30, 2016 improved to $66.7 million from $21.5 million at June 30, 2016.

Q3 Key consolidated financial information

•

In Q3, the Company earned net revenues (after royalties) of $68.0 million from the sale of gold, being 65% higher than Q2 and indicative of the achievement of steady-state operations during Q3. Total cost of sales (including depreciation and depletion) of $47.5 million resulted in earnings from mine operations of $20.5 million as compared to earnings from mine operations of $0.3 million in Q2 2016.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

•	The Company earned net income and adjusted net income of $11.7 million ($0.06 per share) and $10.7 million[1] ($0.05 per share) respectively.

•	Cash provided by operating activities was $33.1 million ($0.17 per share), 83% higher than Q2 2016.

•	The Company lowered operating cash costs per ounce and total cash costs per ounce by 31% and 28% respectively compared to Q2, to $544 per ounce[1] and $609 per ounce[1] .

•

Unit costs of production for the mining and processing areas are substantially in-line with expectations with mining costs averaging $3.88/tonne mined and processing costs averaging $13.25/tonne milled during Q3.

•	The Company incurred adjusted all-in sustaining costs[1] per ounce of $667, down from $934 per ounce in Q2 largely due to the sale of 55% more ounces.

__________________________________________________
1 See “9. Non-GAAP measures”.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

Selected consolidated data

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Key performance Data
Tonnes of ore milled (000s)	852	-	1,554	-
Gold produced (ounces)	53,986	-	90,323	-
Gold sold (ounces)	54,393	-	89,467	-
Average realized price per gold ounce sold ($)	1,311	-	1,279	-
Average London PM fix ($)	1,335	-	1,297	-
Operating cash costs ($ per gold ounce)¹	544	-	638	-
Total cash costs ($ per gold ounce)¹	609	-	702	-
All-in sustaining costs ($ per gold ounce)¹	907	-	1,045	-
Adjusted all-in sustaining costs ($ per gold ounce)¹	667	-	763	-

Financial Data	Three months ended September 30,		Nine months ended September
(in thousands of US dollars except per share amounts)	2016	2015	2016	2015
Revenue	71,541	-	114,863	-
Income from mine operations	20,508	-	20,841	-
Net income (loss)	11,656	(3,306)	(4,739)	(8,520)
Adjusted net income (loss)¹	10,651	(2,841)	(4,474)	(8,439)
Basic and diluted income (loss) per share	$ 0.06	($ 0.02)	($ 0.02)	($ 0.04)
Adjusted net income (loss) per share¹	$ 0.05	($ 0.01)	($ 0.02)	($ 0.04)
Operating cash flows before working capital changes	36,139	(975)	44,417	(4,157)
Assets
Mining interests	547,694	439,023	547,694	439,023
Total assets	657,093	603,355	657,093	603,355
Liabilities
Long-term liabilities	179,788	148,656	179,788	148,656
Total liabilities	232,382	191,009	232,382	191,009
Equity	424,711	412,346	424,711	412,346
Weighted average shares outstanding (basic)	199,532,834	196,941,509	198,014,961	193,468,794

Performance data in the table above is presented for the three and six months ended September 30, 2016, being the period post commercial production. All results in the table above are the consolidated results of the Company. The Company operates in two segments, Ghana and Canada; the Canadian segment is a head office function and is not presented separately in the results below as its results are not material to the Company’s overall operations. All financial results in this MD&A are discussed on a consolidated basis and include 100% of the results from the Ghanaian operations.

3)	2016 Outlook and strategy

Current operations

During Q3 2016, the Company increased its production guidance to 106,000 - 111,000 ounces for H2 2016, up from the original guidance of 90,000 -100,000 ounces. Asanko’s improved guidance is the result of three principle factors: i) the processing facility operating at 20% above design capacity in September; ii) gold recovery at 94%, or 1.5% above plan; and iii) the increase in the average feed grade to the plant of 2.1 g/t gold. A mobile crusher commissioned on-site during Q3 2016 has mitigated a bottleneck in the primary crushing facility allowing the processing plant to mill a record 852,000 tonnes during Q3 with average milling rates now at 300,000 tonnes per month. The operations produced 53,986 ounces of gold for the quarter.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

The Company expects to continue operating the processing facility at this throughput rate, ore feed grade and metallurgical recovery for Q4 2016 (projected production of 52,000 to 57,000 ounces) and for calendar year 2017 (projected production of 220,000 ounces).

The 2016 near mine exploration program yielded success during Q3 with the completion of the Nkran Extension resource estimate and the completion and submission of the Supplementary Environmental Impact Study for Adubiaso Extension. The Company received the permit for the Adubiaso Extension at the end of the quarter, completed initial grade control drilling and is scheduled to commence mining in Q4 2016. The permit for the Nkran extension is expected to be received in Q4 2016 with mining expected to commence in Q1 2017. Extremely promising results from exploration at the newly-acquired Akwasiso deposit lead the Company to believe this is a very high-potential target with significant mineralization. The predominantly oxide ores from these targets are expected to be blended with fresh ore from the Nkran pit to maximise utilization of the existing processing plant’s capacity. These satellite deposits, together with Dynamite Hill, are likely to provide additional ore sources in 2017.

At the end of Q3 2016 the capital projects for Phase 1 were complete and the mine and processing facility was fully operational. There was $3.9 million in Phase 1 related project capital expenditure in accounts payable and a further $1.2 million in final invoices expected to be received at the end of Q3 2016. In summary, at September 30, 2016: $289.2 million had been spent, $3.9 million in payables remained to be paid and $1.2 million in invoices were yet to be received bringing the total capital cost of the project to $290.4 million, approximately $5 million under the budget estimated in the Definitive Project Plan filed on www.sedar.com on November 13, 2016.

Planned expansion

The Company plans to expand production at the AGM from 220,000 ounces per year in 2017 to +450,000 per year in 2020. The expansion is planned to occur in three distinct stages. In the first stage, the existing process facility is will be expanded from 3.6 Mtpa to 5.0 Mtpa. This first stage expansion requires the addition of additional gravity recovery equipment, upgrading pumping systems and a twin tailings pipe line. Capital costs are expected to be $25-30 million. Work on the project is expected to begin in January 2017 and take 10-12 months to complete. Once complete, production in 2018 is expected to increase to 280,000 to 300,000 ounces per year.

In order to supply ore to the expanded processing facility, mining operations are planned to commence at the Esaase deposit. Ore will be transported via a 27km overland conveyor to the process facility. Front-end engineering and design for the conveyor belt has commenced and construction is expected to begin in February 2017 and take 18 months to complete with a capital cost estimate of $100 million. The Environmental Invoice (a precursor to receiving the final environmental permit) for the conveyor and mining at Esaase was received on October 25, 2016.

The first plant expansion, the conveyor belt and the opening of the Esaase pit has been referred to as Phase 2A. During Q2 2016, the Company announced that it had successfully agreed to terms with RK Mine Finance (“Red Kite”) to amend its existing US$150 million loan facility and defer repayment of the principal for two years to allow cash flow from operations (see “8. Liquidity and capital resources” below) to be utilized to fund Phase 2. On November 2, 2016 the Board of Directors gave approval to proceed with the project and Front End Engineering and Design is underway.

The third and final stage of the expansion (Phase 2B) is expected to be a major expansion of the processing facility from 5 Mtpa to 10 Mtpa with the ore sourced from Nkran and smaller satellite deposits (3 Mtpa) and Esaase (7 Mtpa). Gold production is envisioned to be over 450,000 ounces per year by 2020.

A DFS on the Phase 2 expansion is expected to be finalized in Q4 2016. A positive PFS was previously prepared on the Phase 2 expansion, the results of which are discussed below under “5. Development and Exploration update”.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

Exploration

During the three months ended September 30, 2016, the Company finalized the acquisition of Akwasiso (an exploration target) located approximately 2km from the Nkran pit; the area currently being mined by Asanko. As part of the purchase agreement, the Company also signed a contract to issue the seller a net smelter royalty of 2% on ores mined from Akwasiso in the event that the Akwasiso property commences production in the future.

Following encouraging results from a near-mine exploration program in the first half of 2016, the 2016 exploration program continued to focus on near-mine priority targets. The first drilling campaign delineated two mineralized zones - one is an extension of the existing Adubiaso pit (3km from the Phase 1 processing facility), where mining has now begun, and the other is a north-easterly extension of the main Nkran pit mineralization where mining is expected to commence in Q1 2017. Both zones present as near-surface, have not been mined before and occur within the existing mine permit boundaries which should result in a streamlined permitting process allowing for accelerated commencement of mining and incremental oxide ore feed to the existing processing facility.

The first phase of drilling (10,000 meters) on the newly acquired Akwasiso target was completed during Q3, with extremely positive drilling results suggesting this is a highly-mineralized deposit. An initial Mineral Resource Estimate for Akwasiso is expected in Q4 2016. For further discussion on exploration see “5. Development and exploration update” below.

4)	Operating performance

The following table provides a summary of operating performance at the AGM for the three and six months ended September 30, 2016. Data prior to this date has not been provided as it does not provide meaningful information for comparative purposes as it relates to production in the period prior to commercial production.

	Three months ended	Six months ended
	September 30, 2016	September 30, 2016
Key performance Data
Tonnes of ore mined (000s)	1,326	2,569
Tonnes of ore milled (000s)	852	1,554
Mining cost ($/t mined)	3.88	3.81
Processing cost ($/t treated)	13.25	13.49
Average mill head grade (g/t)	2.12	1.91
Average recovery rate (%)	94%	93%
Gold produced (ounces)	53,986	90,323
Gold sold (ounces)	54,393	89,467
Silver produced (ounces)	12,701	20,423
Silver sold (ounces)	13,632	23,675
Average realized price per gold ounce sold ($)	1,311	1,279
Average London PM fix ($)	1,335	1,297
Operating cash costs (per gold ounce)¹	544	638
Total cash costs (per gold ounce)¹	609	702
All-in sustaining costs (per gold ounce)¹	907	1,045
Adjusted all-in sustaining costs (per gold ounce)¹	667	763

The Company’s pre-commercial production operations commenced January 1, 2016 with the mechanical completion of the processing facility, and ceased on March 31, 2016 on the eve of the declaration of commercial production. Commercial production was announced at the AGM effective April 1, 2016. Below, the Company has presented a discussion of pre-commercial production operations during Q1 2016 as well as a discussion of operations for Q2 and Q3, 2016, post commercial production; there are no comparative numbers as the mine was not operating in 2015.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

Pre-commercial production – Q1 2016

The quarter saw a highly successful ramp-up of the processing plant which was commissioned six weeks ahead of schedule, ramped up to design throughput three months faster than expected, and operated consistently at more than 10% above design throughput rates. The processing plant produced its first gold in January and during Q1 produced 15,337 ounces of gold; 6,591 ounces of which were held as inventory as of March 31, 2016. During this pre-commercial production period, gold recovery exceeded expectations achieving in excess of 94% over the last two weeks of March versus a design of 92.5% .

As a result of higher than expected demand for feed, ore in the pre-commercial production period was predominantly bulk mined with a focus on mining higher rates from the pit in order to open up the main ore zones, as well as to give the pit more operational flexibility. Consequently, lower head grades were mined, with higher levels of dilution and gold losses than planned.

Commercial production

Q2 2016

Q2 2016 was the Company’s first quarter of commercial production and prior to the mine reaching steady state operations. Mining operations during this period were exclusively in the Nkran pit where bulk mining of the periphery of the main ore zones was undertaken to open up access to the main ore body. This objective was achieved by the end of Q2 with 5.8 million tonnes (“Mt”) of waste removed from the pit and 1.2Mt of ore mined at a strip ratio of 4.7:1. As anticipated, the bulk mining resulted in higher levels of dilution and gold losses than expected at steady state, resulting in an average grade of mined ore of 1.48 g/t gold.

By the end of Q2, the first two ore domains were encountered at Nkran and the dilution and ore losses started to approach projected normal rates, resulting in higher grade ore being fed to the processing plant. The average mill feed grade for the month of June was 2.0 g/t gold. Recovery of gold in Q2 was in line with expectations with higher recoveries achieved in the latter half of the quarter once the oxygen plant was fully operational. The average gold recovery for the quarter was 92%.

During Q2 a number of operational improvements were implemented in the processing plant including mechanical changes to the materials handling and crushing circuits, ball mill and SAG mill gear changes and other de-bottlenecking work that resulted in higher than normal planned mechanical down-time in the processing plant. The goal of the work was to optimize the inherent additional mill capacity and operate at 275,000t per month, or about 10% above design rates on a continuous basis. With the bulk of the changes completed by early June, the processing plant treated 265,000t during the month was operating at the levels anticipated from these improvements.

Q3 2016

Health and Safety

There were no lost time injuries (“LTI”) during the quarter, with only one LTI occurring in the last 12 months on March 8, 2016. Since then, there have been 2,613,384 LTI free man-hours worked. The 12-month rolling lost time injury frequency rate per million man hours worked is 0.17.

Mining

As anticipated, the bulk mining in Q2 resulted in exposure of the central mineralized zone of the Nkran pit, where the majority of mining operations continued for Q3, and shall continue for the life-of-mine. The average gold grade mined was 2.0 g/t in the month of September and averaged 1.9 g/t for Q3. During the period, a total of 6 million tonnes (“Mt”) of waste was removed from the pit and 1.3Mt of ore mined at a strip ratio of 4.5:1. The key mining statistics are presented below show, as expected, the significant improvement between Q2 and Q3, in-line with the Company’s plan.

Key Mining Statistics	Units	Q3 2016	Q2 2016
Total Tonnes Mined	t	7,331,826	7,058,830
Waste Tonnes Mined	t	6,005,355	5,816,173
Ore Tonnes Mined	t	1,326,471	1,242,657
Strip Ratio	W:O	4.5:1	4.7:1
Average Gold Grade Mined	g/t	1.87	1.48

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

The mining costs for Q3 were $3.88/tonne mined consistent with $3.74/tonne mined for Q2. During the period, the mining fleet was revitalized to include new CAT 777 haul trucks and three new drill rigs. The Company is seeing improved equipment utilization and increased efficiencies as a result of the new fleet and equipment and expects the cost of mining to improve to $3.50 -$3.70/t mined.

Processing

The processing plant processed 851,538 tonnes of ore at an average grade of 2.1 g/t gold during the quarter, a significant improvement on Q2 2016. Recovery of gold exceeded expectations at 94% as compared to a plan of 92.6% .

Key Production Statistics	Units	Q3 2016	Q2 2016
Ore Treated	t	851,538	702,318
Gold Feed Grade	g/t	2.10	1.69
Gold Recovery	%	94	92
Gold Produced	oz	53,986	36,337

To further supplement operational improvements implemented in the processing plant during Q2, the Company continued to de-bottleneck the processing plant by commissioning a mobile crusher on-site during the quarter which will allow the mill to operate at 300,000t per month, or about 20% above design rates on a continuous basis. During Q3 the milling facility processed an average of 284,000t per month, with September reaching a record 298,000t per month.

Ore Inventory Movements

The mining operations continued to stockpile ore ahead of the processing plant on the Run-of-Mine (ROM) pad. The stockpile movements during the quarter are shown below.

ROM Stockpile	June 30, 2016			September 30, 2016
	Tonnes	Gold (g/t)	(oz)	Tonnes	Gold (g/t)	(oz)
High grade	17,817	3.30	1,890	8,482	3.20	872
Medium grade	75,033	1.54	3,715	138,824	1.77	7,920
Low grade	555,210	1.05	18,808	975,687	1.09	34,051
Total ROM	648,060	1.17	24,414	1,122,993	1.19	42,843

At the end of the quarter, stockpiles had reached suitable levels and ore mining rates were reduced in September and will continue to reduce in Q4. It is expected that mining will now be predominantly from the main mineralized domain in the Nkran pit and mining and milling rates will be balanced with reserve grade ore being mined and fed to the process plant, maintaining existing stockpile levels. In addition to the ROM stockpiles, the processing plant maintains a crushed ore stockpile for emergency use in the event of a crusher breakdown. As well, during the Nkran pre-stripping operations, marginal ore was stockpiled separately for potential processing at the end of the mine life and consists of 470,597t at 0.79 g/t (11,953 ounces of gold); this ore is included in inventory as at September 30, 2016.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

5)	Development and Exploration update

5.1	Phase 1

Development Expenditures

The development of Phase 1 was completed both ahead of schedule and under budget. The capital cost budget for the Project as approved by the board of directors was $295 million with the Project commencing July 1, 2014. A summary of the Phase 1 development expenditures at completion was as follows:

Cost of Property, Plant and Equipment	$ millions
As at September 30, 2016	327.60
Less: costs incurred prior to July 1, 2014 (pre-construction decision)	(13.8)
Less: costs acquired through the acquisition of PMI	(9.2)
Less: capitalized interest	(15.4)
Total Phase 1 Development Expenditures	289.20

Of the total of $289.2 million Phase 1 expenditure incurred by September 30, 2016, approximately $3.9 million was in payables as at September 30, 2016. A further $1.2 million in cash remains to be incurred with respect to Phase 1 relating to the final EPCM (engineering, procurement contract management), EC & I (electrical, controls and instrumentation) and S&PP (steelwork, platework and piping). With the commencement of commercial production on April 1, 2016, all of the Phase 1 development costs were transferred to depletable mineral properties.

5.2	Phase 2

A DFS for Phase 2 of the Project was initiated following a positive PFS, which was filed June 29, 2015. The DFS is expected to be completed prior to the end of Q4 2016.

The PFS envisioned integrating the Esaase deposit with Phase 1 to create one large, multi-pit mine and expanding the existing processing facilities to produce an average of 411,000 ounces of gold per annum over a 10.5 year Life of Mine (“LoM”) from 2018. The ore would be mined and crushed at Esaase and then conveyed to the expanded Phase 1 processing facility, which would include an upgrade to the CIL circuit with two extra tanks to increase capacity from 3Mtpa to 3.8Mtpa and the addition of a 5Mtpa flotation plant.

Following the successful commissioning of Phase 1 in Q1 2016, the process plant has demonstrated the ability to operate at 120% of the 3Mtpa design. This has presented an opportunity to take advantage of the Esaase oxide ore (representing approximately 37% of the Esaase reserves) which is well suited to processing through the CIL circuit. Therefore, the scope of the Phase 2 DFS has been modified to include a two-stage approach (together “Phase 2”) for the integration of the Esaase deposit with Phase 1:

•

Phase 2A: development of the Esaase pit, mining up to 2Mtpa of oxide ores and construction of the conveyor to provide the additional ore to process up to 5Mtpa through the existing CIL circuit, which will be upgraded; and

•	Phase 2B: mining of both Esaase oxide and fresh ores and expansion of the processing facilities to include the addition of a 5Mtpa flotation plant to bring the total processing capacity up to 10Mtpa.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

Overview of Phase 2A

The Esaase deposit contains 60.3Mt of Proven and Probable Mineral Reserves of which approximately 23Mt are oxide and transition ores. Phase 2A will develop the Esaase pit, mining the oxide portion of the Mineral Reserve to provide an additional 2Mtpa of material which will be blended with 3Mtpa of the Nkran fresh ore and processed through the existing processing facility, which will be upgraded.

Development plans include construction of mining and crushing infrastructure at Esaase and a 27km overland conveyor belt to transport the ore to the existing processing facility. Brownfield modifications will upgrade the existing processing plant capacity from 3Mtpa up to 5Mtpa. The upgrades to the processing facility that were originally envisioned to expand capacity from 3Mtpa to 3.8 Mtpa in the PFS are now expected to increase production levels up to 5Mtpa with some minor additional capital expenditure. The extent and cost of the modifications will be detailed in the DFS, expected in Q4 2016. Additional metallurgical test work, undertaken at ALS laboratories in Perth, Australia, together with operational experience gained from Phase 1 to date has confirmed that metallurgical recovery from blending of the Esaase oxide and Nkran fresh ores will be in-line with the PFS recovery estimates of approximately 90.9% 2 .

Based on the PFS capital cost estimate and mine plan, Phase 2A is expected to take approximately 21 months for detailed design and construction at a capital cost of approximately US$125 – 130 million. Production of over 280,000 ounces per annum is targeted to commence in 2018. The increase in production by approximately 45% is expected to improve the overall unit operating costs as the fixed cost of operations is spread over a larger production base and the oxide ores are treated for the incremental operating costs. The operating and capital cost estimates are currently being updated as part of the DFS, which is due in Q4 2016.

Based on the current gold price environment, the Company is forecasting that it should be able to fund construction of Phase 2A from the cash flow from the existing operations. This position has been significantly enhanced by the Company’s renegotiation of the US$150 million loan facility in order defer repayment of the principal for two years (see “8. Liquidity and capital resources” below).

On October 25, 2016, the Company received the Environmental Invoice (a pre-cursor to receiving the final environmental Permit) from the relevant Ghanaian regulatory authorities for Phase 2 of the AGM. Following the receipt of the Environmental Invoice, the Board of Directors approved Phase 2A of the AGM and Front End Engineering and Design is currently underway.

The complete Phase 2 Definitive Feasibility Study (“DFS”) is expected to be finalized in Q4 2016.

Phase 2B

The second stage of the project, Phase 2B, will expand the mining operation to mine both Esaase oxide and fresh ores and expand the processing facility with the construction of an additional 5Mtpa processing plant. Production is expected to exceed 450,000 ounces per annum, with total processing capacity of 10Mtpa (3Mtpa from Nkran and the smaller satellite pits and 7Mtpa from Esaase).

The capital cost is expected to be approximately US$210-220 million and development of Phase 2B development will be staggered so that the capital cost will be funded from cash flow from operations. The current approach to phased development brings flexibility to the project execution timeline should market or financing conditions improve, thereby allowing the accelerated development of Phase 2B.

5.3	Exploration and evaluation

Following a successful prospectivity mapping program that identified a series of drill ready targets on the Company’s substantial land package in 2015, a number of these targets have been or are being drilled with a goal of upgrading them into a category of resource status on a systematic basis. The focus is currently on three near surface oxide targets within short trucking distance of the existing processing plant: Nkran Extension, Adubiaso Extension and Akwasiso. Each of these targets are expected to provide additional feed to the existing plant in 2017 and 2018 until construction of Phase 2A is complete ore feed for the expanded plant capacity is sourced from the Esaase pits. Given these deposits are free milling and present as near surface, they are expected to produce gold at marginal cost, helping to generate significant free-cash flow during the Phase 2A build.

__________________________________________________
2 Based on Phase 2 PFS published on SEDAR June 29, 2015

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

The Nkran Extension and the Adubiaso Extension have been incorporated into the new Asanko Gold Mine Life of Mine plan, which is expected to be announced in Q4 2016 as part of the Definitive Feasibility Study for the Phase 2 expansion project.

Nkran Extension

The Nkran Extension is located on the Nkran shear structure, approximately 1.5km from the Nkran pit, and runs for 900m North-South adjacent to the existing Tailings Storage Facility (“TSF”). The zone of interest was originally indicated from sterilization drilling for the TSF in 2013.

During Q1 2016 the zone was infilled by RC drilling on a heel-toe 40m x 20m grid. In Q2 2016, following the completed assaying of the 29 Reverse Circulation (“RC”) drillholes (approximately 2,200m), a classified Mineral Resource has been estimated. The Measured & Indicated Mineral Resources is estimated at 758,658 tonnes at 1.76g/t for 42,930 contained ounces of gold at 0.8 g/t cut-off. Given these additional resources are part of and not a material addition to the estimated Asanko Gold Mine resources, no separate technical report will be prepared for them.

The Nkran extension permit applications were lodged with the relevant regulatory bodies during Q3 2016 and the permits requisite are expected in Q1 2017 and mining is expected to commence later in 2017.

Table 1: Nkran Extension – Measured and Indicated Resources

Cut-Off (g/t gold)	Tonnage	Grade (g/t)	Gold Ounces
0.5	1,001,515	1.49	47,967
0.6	913,008	1.58	46,414
0.7	830,438	1.67	44,691
0.8	758,658	1.76	42,960
1.0	631,098	1.94	39,294

Table 2: Nkran Extension - Inferred Resources

Cut-Off (g/t gold)	Tonnage	Grade (g/t)	Gold Ounces
0.5	1,033,300	1.36	45,303
0.6	899,110	1.48	42,924
0.7	810,495	1.58	41,077
0.8	740,643	1.65	39,386
1.0	610,805	1.82	35,671

Notes:

All figures are in metric tonnes and columns may not add up due to rounding. A gold cut-off grade of 0.8 g/t has been used. The Mineral Resources are stated as in situ tonnes. Individual densities were used per ore domain. The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table conversion from grams to ounces – 1oz troy 31.10348g.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

Adubiaso Pit Extension

The Adubiaso pit is a previously mined satellite pit at the Asanko Gold Mine which is estimated to contain 1.8 million tonnes of Proven and Probable Mineral Reserves at 2.07 g/t gold3. These Mineral Reserves lie predominantly under the old pit and form part of the current life-of-mine plan for the Asanko Gold Mine2. In 2015, mineralization in two zones over a 300m strike length extending to the North-East of the existing pit were identified based on an analysis of historical drill hole data.

In the first quarter of 2016, the Company drilled 20 holes (approximately 2,100 metres) of RC drilling and delineated a classified Mineral Resource, as per the tables below. Given these additional resources are part of and not a material addition to the estimated Asanko Gold Mine resources, no separate technical report will be prepared for them.

The supplementary Environmental Impact Statement for Adubiaso Extension was submitted earlier in 2016 and the requisite permits were received during Q3 and mining of the deposit has begun.

Table 1: Adubiaso Extension - Measured and Indicated Resources

Cut-Off (g/t gold)	Tonnage	Grade (g/t)	Ounces
0.5	992,408	1.43	45,612
0.6	833,738	1.60	42,812
0.7	714,505	1.76	40,320
0.8	628,602	1.89	38,249
1.0	482,590	2.19	34,034

Table 2: Adubiaso Extension - Inferred Resources

Cut-Off (g/t gold)	Tonnage	Grade (g/t)	Ounces
0.5	406,846	1.69	21,394
0.6	328,860	1.96	20,042
0.7	269,528	2.24	18,815
0.8	239,597	2.42	18,086
1.0	191,347	2.79	16,657

Notes:

The cut-off grade used was 0.8 g/t. Columns may not add up due to rounding. All figures are in metric tonnes. The Mineral Resources are stated as in situ tonnes. Individual densities were used per ore domain. The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table conversion from grams to ounces – 1 oz troy = 31.10348g.

Akwasiso Satellite Deposit

The newest target, Akwasiso, is located on the Nkran shear corridor and lies approximately 2 km north of the current Nkran pit, immediately north of Nkran Extension and approximately 5km south of the Dynamite Hill deposit. Until recently the area was designated as Small Miner’s Concessions. Asanko recently obtained the rights to the mineral concessions, which are contained within its existing Abirem mining lease.

The Akwasiso target area is particularly prospective as it was previously drilled by the past owner of the Mineral Concessions and has a known non-compliant Mineral Resource Estimate. A 10,000m drilling program has been undertaken by Asanko to validate the geology and grade continuity of at surface mineralized oxide zones defined by a previous operator. The historical drilling only evaluated the deposit to a depth of 100 metres, while the current program will incorporate deeper drilling to more fully understand the potential of the deposit. The program consisted of 10,000m of reverse circulation and diamond drilling with assay results mostly still pending. Visual inspection and logging of the current program’s core shows similarities of the mineralization style to Nkran and other satellite deposits, with intrusive granite in a mixed sedimentary package, with altered and mineralized sandstone units containing silicification, sulphides and quartz veining. Visual gold was observed in several intercepts. In addition to confirming this historical work, significant mineralization has now been discovered below and on the western flank of the previous drilling.

__________________________________________________
3 Asanko Gold Mine Definitive Project Plan as filed on SEDAR on November 13, 2014.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

Highlights include of the initial assay results are below; complete drilling results will be announced as they become available. The Company expects to publish an initial NI 43-101 compliant Mineral Resource Estimate on the Akwasiso deposit during Q1 2017.

Hole ID	From (m)	To (m)	Intersection
AKDD16-004	149	203	54m @ 3.85g/t Au
AKDD16-011	169	185	16m @ 3.65g/t Au
AKDD16-013	69	81	12m @ 4.66g/t Au

5.4	Reserve and resource statements

Mineral Resources

In February 2014, Asanko acquired PMI Gold Inc (“PMI”) and merged its Obotan project with the Esaase project to form what is now the Asanko Gold Mine. Following the acquisition, Asanko undertook a complete re-assessment of the mineral resource estimates (“MRE”) for the Obotan project, namely the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits which are now referred to as Phase 1 of the Asanko Gold Mine.

The re-assessment went back to first principles and included:

1.	The consolidation of all exploration and evaluation drilling data from prior operator Resolute Mining and PMI, into one cohesive validated database.
2.

The use of independent geological experts to re-log diamond drill holes beneath the base of the old Resolute pit to understand structural controls to mineralization and mineral domains. This work produced a new geological model and provided a detailed framework to produce a detailed model for the deposits.

3.	The integration of the geological model into the estimate of classified Mineral Resources using industry’s best practice techniques and undertaken by an independent qualified person.

The Mineral Resources were estimated in accordance with the guidelines of the Canadian Institute of Mines, Metallurgy and Petroleum (“CIM”) whose criteria are incorporated as the standard under Canadian Securities regulators National Instrument 43-101 (“NI 43-101”) Disclosure Standards for Mineral Projects. The Independent Qualified Person (“QP”) was Charles Muller of CJM Consulting and the NI 43-101 compliant technical report dated September 30, 2014, is filed on the Company’s profile on SEDAR.

The Mineral Resources for Phase 1 and Phase 2 of the Asanko Gold Mine, as of the date of this report, are summarized as follows:

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

Asanko Gold Mine Global Resource Estimate

Deposit	Measured			Indicated			Total (M&I)			Inferred
	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)
Nkran	13.24	2.55	1.09	25.80	2.23	1.85	39.04	2.34	2.94	7.06	2.34	0.53
Abore	1.61	1.70	0.09	3.37	1.63	0.18	4.98	1.65	0.27	6.59	1.65	0.35
Adubiaso	0.73	2.60	0.06	1.40	2.04	0.09	2.13	2.23	0.15	0.20	2.27	0.02
Dynamite Hill	0.00	0.00	0.00	1.84	1.86	0.11	1.84	1.86	0.11	0.52	1.51	0.03
Asuadai	0.00	0.00	0.00	1.64	1.34	0.07	1.64	1.34	0.07	1.25	1.61	0.06
Phase 1 Total	15.58	2.47	1.24	34.05	2.10	2.30	49.63	2.22	3.54	15.62	1.96	0.99
Esaase	23.38	1.49	1.12	71.25	1.44	3.28	94.63	1.45	4.40	33.59	1.40	1.51
Total	38.96	1.88	2.36	105.30	1.65	5.58	144.26	1.71	7.94	49.21	1.58	2.50

Notes: Due to rounding differences some M&I totals may not add exactly with the Measured and Indicated figures.

Qualified Person

Charles Muller is a QP under Canadian National Instrument 43-101 (Disclosure Standards for Mineral Projects) and is independent of Asanko. He conducted an extensive review of all of the available technical data, databases, systems and geological models. In addition, he has visited the Nkran deposit on multiple occasions. Mr. Muller has over 25 years of experience in resource modelling including specific, relevant experience acting as Independent QP since 1994 for Goldfields in Ghana. For the past 12 years he has been the QP for the Goldfields Damang Mine, also located in Ghana. Damang bears hydrothermal vein hosted mineralization similar to the Nkran deposit. Mr. Muller is a member of both the Geostatistical Association of Southern Africa and the South African Council for Natural Scientific Professions (Pr. Sci. Nat. Reg. No. 400201/04).

Asanko Gold Mine Mineral Reserve Statement

As a result of the positive economic outcomes of the May 2015 Asanko Gold Mine PFS a portion of the Company's Mineral Resources for Esaase were upgraded to Mineral Reserves. The Mineral Reserves were estimated in accordance with CIM criteria for Mineral Reserves, incorporated as standard under NI 43-101. The Mineral Reserve Estimate was prepared by an independent engineering firm, DRA Projects SA (Pty) Ltd and can be found in a NI 43-101 compliant technical report dated June 29, 2015 and filed on SEDAR.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

Mineral Reserve Statement

Deposit	Proven			Probable			Total P&P
	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)
Nkran	13.5	2.32	1.00	17.7	2.12	1.20	31.2	2.21	2.20
Adubiaso	0.9	2.23	0.06	0.9	1.90	0.05	1.8	2.07	0.11
Abore	1.2	1.69	0.06	0.9	1.87	0.05	2.1	1.77	0.11
Asuadai	0.0	0.00	0.00	0.5	1.26	0.02	0.5	1.26	0.02
Dynamite Hill	0.0	0.00	0.00	1.1	1.88	0.07	1.1	1.88	0.07
Phase 1 Total	15.5	2.26	1.13	21.0	2.07	1.39	36.7	2.15	2.52
Esaase	22.5	1.40	1.01	37.9	1.42	1.72	60.3	1.41	2.73
Total	38.0	1.75	2.14	58.9	1.64	3.11	97.0	1.68	5.25

Qualified Person

Thomas Obiri-Yeboah, Pr. Eng., Senior Mining Engineer of DRA Projects SA, is a QP under NI 43-101 and is independent of Asanko. The Mineral Reserve Estimate was prepared under his supervision. He is a member of the Engineering Council of South African, Registration #20100340. His technical expertise includes over 20 years in the mining sector covering production, planning and project work and he has been involved in numerous projects around the world with both base and precious metals. He spent 12 years modelling gold deposits for AngloGold Ashanti in West Africa.

Notes on Mineral Terminology

Mineral Resources and Reserves are derived from Canadian Institute of Mining definitions. Similar terminologies are in use in Australia (JORC) and South Africa (SAMRAC) and are being considered in the United States.

Mineral resources do not have demonstrated economic viability, but have reasonable prospects for eventual economic extraction. They fall into three categories: measured, indicated and inferred. Measured and indicated mineral resources can be estimated with sufficient confidence to allow the appropriate application of technical, economic, marketing, legal, environmental, social and governmental factors to support evaluation of the economic viability of the deposit. For measured resources: we can confirm both geological and grade continuity to support detailed mine planning. For indicated resources: we can reasonably assume geological and grade continuity to support mine planning.

Mineral reserves are the economically mineable part of measured and/or indicated mineral resources demonstrated by at least a preliminary feasibility study. The reference point at which mineral reserves are defined is the point where the ore is delivered to the processing plant. Mineral reserves fall into two categories: a) proven reserves: the economically mineable part of a measured resource for which at least a preliminary feasibility study demonstrates that economic extraction is justified; and b) probable reserves: the economically mineable part of a measured and/or indicated resource for which at least a preliminary feasibility study demonstrates that economic extraction is justified.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

6)	Financial results

The following table is a summary of the consolidated Statement of Operations of the Company for the three and nine months ended September 30, 2016. There are no comparative numbers in the table below with respect to a number of measures given the Company was not yet in commercial production and so not earning revenues or incurring production costs related to said revenues.

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
(in thousands of US dollars)	$	$	$	$

Revenue	71,541	-	114,863	-
Royalties	(3,577)	-	(5,743)	-
Net Revenue	67,964	-	109,120	-
Cost of sales
Production costs	(29,900)	-	(57,753)	-
Depreciation and depletion	(17,556)	-	(30,526)	-
Total cost of sales	(47,456)	-	(88,279)	-

Income from mine operations	20,508	-	20,841	-
Exploration and evaluation expenditures	(188)	(464)	(1,042)	(1,567)
General and administrative expenses	(1,785)	(1,452)	(6,855)	(5,394)
Income (loss) from operations	18,535	(1,916)	12,944	(6,961)

Finance income	121	252	416	710
Finance expense	(3,961)	(121)	(8,226)	(329)
Foreign exchange (loss) gain	(278)	(1,084)	(276)	(1,758)
Gain (loss) on derivatives, net liability	1,005	(465)	(265)	(81)
Income (loss) before income taxes	15,422	(3,334)	4,593	(8,420)

Income tax (expense) recovery	(3,766)	28	(9,332)	(100)
Net income (loss) and comprehensive income (loss) for the period	11,656	(3,306)	(4,739)	(8,520)

Three months ended September 30, 2016 and 2015

Revenue and royalties

During Q3 2016, the Company sold 54,393 ounces of gold at an average realized gold price of $1,311 for total revenue of $71.5 million (including $0.3 million of by-product revenue), representing a significant increase of 55% over Q2 sales of 35,074 ounces for revenue of $43.3 million (including $0.2 million of by-product revenue). The Company currently sells all of the gold it produces to Red Kite under an offtake agreement (see “8. Liquidity and capital resources” below). The Ghanaian government charge a 5% royalty on revenues earned through sales of minerals, which is treated as a reduction of revenue in accordance with the Company’s revenue recognition accounting policy. During the three months ended September 30, 2016, the Company recognized a reduction to revenue of $3.6 million relating to the royalty.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

No revenue was earned in 2015 as the Company was not yet in commercial production.

Production costs

During the three-month period ended September 30, 2016, the Company incurred production costs of $29.9 million relating to the sale of 54,393 ounces of gold. In accordance with the Company’s accounting policy for stripping costs, to the extent that excess waste is mined in an identified component of the mine during the period, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties. A total of $13.0 million of stripping costs were deferred to mineral properties during Q3 and are not included in cost of sales. For a discussion of production costs incurred during the period see “4. Operating performance” above.

No production costs were incurred in 2015 as the Company was not yet in commercial production.

Depletion and depreciation

Depletion of $7.4 million was recorded during the quarter as a result of mining 1.3M tonnes of ore. Depletion of the mineral asset is charged to the statement of operations based on a units of production basis and is not impacted by any other factors. Depreciation of $10.2 million was recorded during the quarter in relation to plant, equipment and other fixed assets. All such assets are depreciated based on a units of production basis or straight-line over their useful economic lives.

No depletion or depreciation was recorded in cost of sales in 2015 as the Company was not yet in commercial production.

General and administrative expenses

A summary of general and administrative expenses for the three months ended September 30, 2016:

	Three months ended September 30,
	2016	2015
(in thousands of US dollars)	$	$
Wages, benefits and consulting	368	529
Office and rent	396	273
Professional fees and legal costs	574	142
Share-based payments	76	224
Travel and marketing	167	156
Corporate reorganisation	24	-
Other	180	128
Total	1,785	1,452

General and administrative expenses remained reasonably consistent between Q3 2015 and Q3 2016. Higher professional fees in 2016 relating to settlement of a minor legal claim and increased audit fees, were offset by lower consulting fees and lower share-based payments

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

Finance expense

Total finance expense of $4.0 million incurred during Q3 consists of $4.0 million of interest recognized in relation to the Company’s $150 million long-term loan (see “8. Liquidity and capital resources” below) and $0.1 million in accretion charges relating to the asset retirement obligation recognized in respect of the AGM.

Finance expense for the three-month period ended September 30, 2016 is higher than for the same period in 2015 as prior to the AGM being in commercial production on April 1, 2016, all interest expenses relating to the long-term loan was capitalized to deferred development costs in accordance with the Company’s accounting policy on borrowing costs. In 2015, finance expenses consisted primarily of accretion expense on the asset retirement obligation related to the AGM.

Nine months ended September 30, 2016 and 2015

Revenue and royalties

The Company declared achievement of commercial production at the AGM on April 1, 2016. In its first six months of commercial operations, the Company sold 89,467 ounces of gold at an average realized gold price of $1,279 for total revenue of $114.9 million (including $0.4 million of by-product revenue). During the first six months of commercial operations, the Company recognized a reduction to revenue of $5.7 million relating to the royalty payable to the Ghanaian government (as discussed above under “Three months ended September 30, 2016”).

The Company declared commercial production at the AGM on April 1 and started recording revenues from sales of gold at this point. However, the Company did produce and sell gold in the first quarter of 2016; the Company’s pre-commercial production operations commenced January 1, 2016 with the mechanical completion of the processing facility, and ceased March 31, 2016 on the eve of the declaration of commercial production. In accordance with the Company’s revenue recognition accounting policy, during this period, the Company included as development costs the costs incurred for pre-commercial production mining, processing and support operations offset by the revenue from saleable gold sold (net of royalties). A summary of the costs and revenues is provided below:

(in thousands of US dollars)	3 months ended March 31, 2016
Costs incurred during pre-commercial production	21,222
Revenue during pre-commercial production, net of royalties	(10,048)
Net costs deferred to development assets	11,174

Production costs

In the first six months of commercial production ended September 30, 2016, the Company incurred production costs of $57.8 million relating to the sale of 89,467 ounces of gold. A total of $25.5 million of stripping costs were deferred to mineral properties during the six months ended September 30, 2016, and as such are not included in cost of sales. For a discussion of production costs incurred during the period see “4. Operating performance” above.

The Company declared commercial production at the AGM on April 1, 2016; prior to this point, all pre-commercial operating costs were capitalized (see “Revenue and royalties” above).

Depletion and depreciation

Depletion of $11.5 million was recorded during the first six months of commercial production ended September 30, 2016 as a result of mining 2.6M tonnes of ore. Depletion of the mineral asset is charged to the statement of operations based on a units of production basis and is not impacted by any other factors. Depreciation of $19.2 million was recorded during the same period related to plant, equipment and other fixed assets. All such assets are depreciated based on a units of production basis or straight-line over their useful economic lives.

No depletion and depreciation was charged to cost of sales prior to April 1, 2016 as the Company was not in commercial production.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

General and administrative expenses

A summary of general and administrative expenses nine months ended September 30, 2016 and 2015 is as follows:

	Nine months ended September 30,
	2016	2015
(in thousands of US dollars)	$	$
Wages, benefits and consulting	2,037	1,306
Office and rent	1,355	922
Professional fees and legal costs	886	574
Share-based payments	484	1,463
Travel and marketing	589	650
Corporate reorganisation	837	-
Other	667	479
Total	6,855	5,394

During the first nine months of 2016, general and administrative expenses of $6.9 million were incurred in comparison to $5.4 million for the same period in 2015. The majority of the increase in cost was as a result of corporate reorganization costs incurred in 2016 in relation to the Company’s Ghanaian subsidiaries which were reorganized to move all operating assets into the same legal entity and all exploration assets into a separate legal entity. Bonus payments for the achievement of production status at the AGM during the first quarter 2016 resulted in higher wages and benefits than the same period in 2015. The increases were offset by lower share-based payments in 2016 as the graded vesting schedule of the options resulted in a lower expense in 2016 as compared to 2015.

Finance expense

Total finance expense of $8.2 million incurred in the nine months ended September 30, 2016 consists of $8.0 million of interest recognized in relation to the Company’s $150 million long-term loan (see “8. Liquidity and capital resources” below) and $0.2 million in accretion charges relating to the asset retirement obligation recognized in respect of the AGM.

Finance expense for the nine-month period ended September 30, 2016 is higher than for the same period in 2015 as prior to the AGM being in commercial production on April 1, 2016, all interest expenses relating to the long-term loan was capitalized to deferred development costs in accordance with the Company’s accounting policy on borrowing costs. In 2015, finance expenses consisted primarily of accretion expense on the asset retirement obligation related to the AGM.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

7)	Selected quarterly financial data

The following table provides summary unaudited financial data for the last eight quarters:

	2016			2015				2014
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
(in thousands of US dollars)	$	$	$	$	$	$	$	$
Revenue, net of royalties	67,694	41,156	-	-	-	-	-	-
Total cost of sales	47,456	40,823	-	-	-	-	-	-
Income from mine operations	20,508	333	-	-	-	-	-	-
Exploration and evaluation expenditures	(188)	(226)	(628)	(1,948)	(464)	(557)	(546)	(467)
General and administrative expenses	(1,785)	(1,677)	(3,393)	(2,127)	(1,452)	(1,776)	(2,165)	(3,708)
Income (loss) from operations	18,535	(1,570)	(4,021)	(4,075)	(1,916)	(2,333)	(2,711)	(4,175)
Other income (expenses)	(3,113)	(5,337)	99	1,208	(1,417)	1,686	(1,726)	(1,088)
Income tax recovery (expense)	(3,766)	(5,620)	54	3,086	29	(113)	(16)	2,351
Net income (loss) for the period	11,656	(12,527)	(3,868)	219	(3,304)	(760)	(4,453)	(2,912)
Basic and diluted income (loss) per share	$ 0.06	($0.06)	($0.02)	$ 0.00	($0.02)	$ 0.00	($0.02)	($0.02)

With the commencement of commercial production effective April 1, 2016, the Company began recording revenue and cost of sales in Q2 2016 (see “6. Financial results”). During Q2 2016, the Company was still ramping-up operations and bulk mining to obtain access to the main orebody, which was reached at the end of the quarter. Q3 2016 saw the operation achieve expected levels of production, resulting in higher revenues and earnings from operations.

General and administrative expense primarily consists of wages & benefits, office rental costs, professional fees, legal fees, corporate reorganization, business development and share-based payments. These costs were higher in Q4 2014 due to professional fees relating to the right-sizing of the Company’s organizational structure post the acquisition of PMI, and higher in Q1 2016 as a result of a corporate reorganization and payment of bonuses upon reaching production status at the AGM (see “6. Financial results”).

Other income and expense in Q2 and Q3 2016 includes interest expense on the Company’s debt balance (see “8. Liquidity and capital resources”); prior to Q2 2016, interest incurred on the loan was capitalized to mine development costs. In addition, other income and expense primarily includes accretion on the asset retirement obligation associated with the AGM, movements in foreign exchange and fair value movements with respect to derivative financial instruments (see `13. Risks and Uncertainties`) which are marked-to-market each reporting period. Fluctuations in the other income (expense) lines in all other periods are due to movements in foreign exchange rates and changes in the fair value of derivative financial instruments.

With the commencement of commercial production at the AGM on April 1, 2016, the related mineral properties, plant and equipment started being depreciated for tax purposes; this resulted in a deferred income tax expense of $5.6 million in Q2 2016 and $3.8 million in Q3. The tax recovery in Q4 2015 related to the reversal of a deferred tax liability relating to the sale of assets; the recovery in Q4 2014 related to a reduction in the deferred tax liability relating to mineral properties.

Notably, the Company’s strong performance during Q3 2016 resulted in income of $11.7 million for the period, being $0.06 per share. Prior to Q3 2016, the loss per share incurred by the Company had remained reasonably consistent throughout the other seven periods presented.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

8)	Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to meet the Company’s strategic plan. The Company aims to achieve positive cash flows from operations to internally fund operating, capital and project development requirements. A summary of the Company’s net assets and key financial ratios related to liquidity are as follows:

	September 30, 2016	December 31, 2015
(in thousands of US dollars)	$	$

Cash and cash equivalents	57,556	114,800
Other current assets	50,093	4,120
Non-current assets	549,444	505,249
Total assets	657,093	624,169
Current liabilities (excluding short-term debt)	40,973	34,825
Non-current liabilities (excluding long-term debt)	39,422	27,841
Debt	151,987	147,094
Total liabilities	232,382	209,760
Working capital ¹	66,676	84,095
Total shareholders' equity	426,968	414,409
Total common shares outstanding	201,829,207	196,995,607
Total options outstanding	14,521,750	14,786,791
Total warrants outstanding	4,000,000	4,000,000
Key financial ratios
Current ratio	2.63	3.41
Total liabilities to equity	0.54	0.51
Debt-to-total capitalization	0.19	0.19

__________________________________________________
¹ Current asset less current liabilities

As evidenced by the Company’s key financial ratios calculated above, the Company has a strong balance sheet, which the Company anticipates shall continue to strengthen now that the AGM is operating as anticipated. The Company was in a strong net asset position at both September 30, 2016 and December 31, 2015 and had a significant cash balance of $57.6 million as at September 30, 2016; the Company is now in a cash-accumulation phase as steady-state operations have been reached. Through a combination of this cash balance and cash flows from operations, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due (see “Commitments” below). However, the Company’s cash flows and its ability to meet working capital requirements and contractual obligations is significantly influenced by the price of gold. The Company aims to manage its liquidity by ensuring that, even in a low gold price environment its operations can manage spending and provide adequate cash flow to meet all commitments.

Debt

In 2013, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”), which is now fully drawn for a total of $150 million. Interest on the DSFA is calculated on a quarterly basis at a rate of LIBOR +6% and there is a 1% minimum LIBOR rate which creates an interest rate floor. The Company can elect to repay the DSFA, or a portion thereof, early without penalty. During the second quarter 2016, the DSFA was amended in order to defer the repayment of the principal for two years (being the principal deferral period). The amendment provides that the first principal repayment will now be payable on July 1, 2018 after which the facility will be repaid in nine equal quarterly installments, with the last repayment on July 1, 2020. The Company will continue to pay quarterly interest on the loan facility during the principal deferral period with the first interest payment on July 1, 2016. There are no other changes to the existing debt facility terms. A deferral fee of 2% of the loan principal (for a total of $3.275 million) was paid commensurate with signing the amendment.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

By delaying the repayment of the principal by two years, the Company has taken a significant step towards being able to fund the development of Phase 2 through cash flows from operations.

Equity

The Company is financially stable with a total liabilities-to-equity ratio of 0.54. With the recent increase in the Company’s share price, the Company is seeing stock option exercises increase significantly, creating another source of financing for the Company (see “Cash flows” below).

The Government of Ghana (“the Government”) has a 10% free carried interest in the AGM in accordance with Ghanaian Law; this was granted to through the issuance of 10% of the common shares of the Company’s Ghanaian subsidiary, Asanko Gold Ghana Limited (formerly “Keegan Resources (Ghana) Limited”), which owns the Abore, Abirem, Adubea and Esaase mining leases, to the Government. The Government has a nominee on the board of this subsidiary and is entitled to 10% of declared dividends being paid out of the subsidiary but does not have to contribute to its capital investment. Asanko Gold Ghana Limited currently records a net deficit and as such no non-controlling interest is presented in the financial statements of the Company for the three and nine months ended September 30, 2016; therefore, all results in this MD&A show 100% of results as being attributable to the Company. At such a point in time as Asanko Gold Ghana Ltd records accumulated profit, the Company shall record a non-controlling interest in its financial statements representing the equity attributable to the Government of Ghana.

Commitments

The following table summarizes the Company’s contractual obligations as at September 30, 2016:

(in thousands of US dollars)	Within 1 year	1 - 3 years	4 - 5 years	Over 5 years	Total
Long-term debt and related interest payments	11,621	109,221	74,806	-	195,648
Accounts payable and accrued liabilities	40,973				40,973
Decommissioning liability (undiscounted)	-	-	-	26,362	26,362
Mine operating/construction and other service contracts, open purchase orders	18,891	6,481	-	-	25,372
Total	71,485	115,702	74,806	26,362	288,355

The Company has no off-balance sheet arrangements.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

Cash flows

The following table provides a summary of cash flows for the three and nine months ended September 30, 2016:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of US dollars)	2016	2015	2016	2015
Cash flow:
Cash provided by (used in) operating activities	33,122	(1,900)	31,609	(7,145)
Used in investing activities	(11,671)	(66,401)	(88,000)	(159,840)
Provided by (used in) financing activities	1,776	(416)	(970)	101,030
Impact of foreign exchange on cash and cash equivalents	(141)	(1,572)	117	(3,460)
Increase (decrease) in cash and cash equivalents for the period	23,086	(70,289)	(57,244)	(69,415)
Cash and cash equivalents, beginning of period	34,470	229,554	114,800	228,680
Cash and cash equivalents, end of period	57,556	159,265	57,556	159,265

Three months ended September 30, 2016

Cash provided by operating activities

In the three months ending September 30, 2016, the Company recorded cash flows from operations of $33.1 million, being cash inflows before working capital changes of $36.1 million and outflows from non-cash working capital of $3.0 million. The cash flows before working capital changes consist primarily of cash earnings from mine operations of $38.1 million less cash G&A of $1.7 million. The outflow of $3.0 million from non-cash working capital was the result of a $13.7 million decrease in accounts payable and accrued liabilities, a $5.8 million increase in inventory, a $5.8 million increase in trade receivables and a $5.6 million increase in VAT receivable.

The prior period numbers do not form a good base for comparison as the Company was not yet in commercial production and cash flows from operating activities consisted mainly of general and administrative and exploration and evaluation expenditures.

Cash used in investing activities

During Q3 2016, the Company spent $32.1 million on mineral properties, plant and equipment. Of the total expenditure on investing activities during the period, $11.6 million related to the finalization of the development of the AGM, which included expenditures on ramp up and commissioning, electrical and instrumentation completion and piping and steelwork completion. In addition, also included in expenditures on mineral properties, plant and equipment during Q3 2016 are $13.0 million of deferred stripping costs and optimization equipment for a total cost of $1.1 million, and capitalized organic growth exploration of $2.0 million. During the same period in the prior year, the expenditures on investing activities were higher as the Company was in the midst of developing the AGM in order to prepare for production to commence in early 2016. The expenditure in 2015 related predominantly to civil engineering infrastructure, earthworks and crushing, milling and processing complex construction.

In the three months ended September 30, 2016, the Company received total VAT refunds of $20.3 million.

Cash provided by (used in) financing activities

During the three months ended September 30, 2016, the Company received a total of $1.7 million as a result of the exercise of stock options.

During the three months ended September 30, 2015, the Company paid $0.7 million in deferred financing costs relating to the loan from Red Kite (see “Debt” above).

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

Nine months ended September 30, 2016

Cash provided by operating activities

In the nine months ending September 30, 2016, the Company recorded cash flows from operations of $31.6 million, being cash inflows before working capital changes of $44.4 million and outflows from non-cash working capital of $12.8 million. The cash flows before working capital changes consist primarily of cash earnings from mine operations of $51.4 million less cash G&A of $6.4 million. The outflow of $12.8 million from non-cash working capital was primarily the result of a $36.5 million increase in accounts payable and accrued liabilities, a $24.7 million increase in inventory, a $6.2 million increase in accounts receivable and a $19.7 million increase in VAT receivable.

The prior period numbers do not form a good base for comparison as the Company was not yet in commercial production and cash flows from operating activities consisted mainly of general and administrative and exploration and evaluation expenditures.

Cash used in investing activities

During the nine-month period ended September 30, 2016, the Company spend $114.0 million on mineral properties, plant and equipment. As discussed above, the majority of the expenditures in 2016 have related to the finalization of the development of the AGM; a total of $68.2 million was spent on the development of the AGM in the nine months ended September 30, 2016. Also included in the expenditures in the nine-month period in 2016 are $25.2 million of deferred stripping costs, $11.1 million of pre-commercial production costs (see “6. Financial results” above), $5.4 million spent in relation to Phase 2 of the AGM and approximately $1.1 million on mine equipment. During the same period in the prior year, the expenditures on investing activities were significantly higher as the Company was in the midst of developing the AGM. The expenditure in 2015 related predominantly to civils, earthworks and crushing, milling and processing complex construction.

In the nine months ended September 30, 2016, the Company received total VAT refunds of $26.0 million.

In the nine months ended September 30, 2015, Asanko deposited a $1.7 million Reclamation Deposit in a Ghanaian Bank in the joint names of the Company and the Environmental Protection Agency as security for the performance by the Company of its reclamation obligations in respect of the Abriem, Abore and Adubea mining leases.

Cash provided by (used in) financing activities

During the nine months ended September 30, 2016, the Company received a total of $5.2 million as a result of the exercise of stock options. In addition, during the nine months ended September 30, 2016, the Company paid a deferral fee of $3.275 million in relation to the amendment to the DSFA (see “Debt” above) as well as $2.9 million of interest relating to the same facility.

During the nine months ended September 30, 2015, the Company drew down $70 million on its DSFA with Red Kite (see “Debt” above). The Company recorded net proceeds of $66.5 million after draw down fees and deferred financing costs. In addition, in the nine months ended September 30, 2015, the Company recorded $34.3 million in new equity (net of share issuance costs) with respect to a bought deal financing in which the Company issued 22.8 million shares.

9)	Non-GAAP measures

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

9.1)	Operating Cash Costs Per ounce and Total Cash Costs per ounce

The Company has included the non-GAAP performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis, throughout this document. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) as presented in the consolidated financial statements of the Company; note that the Company has only provided Operating cash costs per gold ounce and Total cash costs per gold ounce for the three and six months ended September 30, 2016 as the Company only commenced commercial production on April 1, 2016.

	Three months	Six months
	ended	ended
	September 30,	September 30,
	2016	2016
(in thousands of US dollars except per ounce amounts)	$	$
Total production costs from consolidated statement of operations	29,900	57,753
Share-based payment included in production costs	(76)	(255)
By-product revenue	(258)	(413)
Total operating cash costs	29,566	57,085
Royalties and production taxes	3,577	5,743
Total cash costs	33,143	62,828
Gold ounces sold	54,393	89,467
Operating cash costs per gold ounce ($/ounce)	544	638
Total cash costs per gold ounce ($/ounce)	609	702

9.2	All-in Sustaining Costs Per Gold Ounce

In June 2013, the World Gold Council (“WGC”), a non-regulatory association of many of the world’s leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of “all-in sustaining costs per gold ounce” in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of “all-in sustaining costs per gold ounce”, which is a non-GAAP performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

In addition, the Company reports “adjusted all-in-sustaining costs” per ounce of gold in order to adjust out capitalized stripping costs incurred during the period, which is a non-GAAP performance measure. By adjusting out capitalized stripping costs, the Company provides additional information about costs which the Company does not expect to continue at the same level in future or that management does not believe are an accurate reflection of the Company’s ongoing all-in sustaining costs. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of all-in sustaining costs per gold ounce and adjusted all-in sustaining cost per ounce to the consolidated financial statements for the three and six months ended September 30, 2016 as the Company only commenced commercial production on April 1, 2016.

	Three months ended	Six months ended
	September 30, 2016	September 30, 2016
(in thousands of US dollars except per ounce amounts)	$	$
Total cash costs (as reconciled above to the Statement of Operations)	33,143	62,828
Cash corporate general and administrative expenses	1,709	3,228
Sustaining capital expenditures	1,378	2,131
Sustaining capitalised stripping costs	13,044	25,179
Reclamation cost accretion	39	83
All-in sustaining cost	49,313	93,449
Adjustment for capitalized stripping costs	(13,044)	(25,179)
Adjusted All-in sustaining cost	36,269	68,270
Gold ounces sold	54,393	89,467
All-in sustaining cost per gold ounce ($/ounce)	907	1,045
Adjusted All-in sustaining cost per gold ounce ($/ounce)	667	763

All-in sustaining costs adjust “Total cash costs”, for corporate general and administrative expenses, reclamation cost accretion, sustaining capitalized stripping costs and sustaining capital expenditures. Corporate general and administrative expenses used in the calculation are those included as a line item on the Company’s statement of operations excluding share-based payment. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the Company’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred during the period which have been deferred to mining interests as they allow the Company to gain access to ore to be mined in future periods; these costs relate to the currently identified reserves and resources and are not considered expansionary in nature. Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s consolidated statements of operations and comprehensive income (loss).

The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures as presented in the Company’s consolidated statement of cash flows.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

	Three months ended	Six months ended
	September 30, 2016	September 30, 2016
	$	$
Capital expenditures in the consolidated statement of cash flows	32,106	86,558
Less: non-sustaining capital expenditures	(30,728)	(84,427)
Total sustaining capital expenditures	1,378	2,131

The majority of the non-sustaining capital expenditures during the three and six months ended September 30, 2016 related to the development of the AGM (see “8. Liquidity and capital resources” above).

9.3	Adjusted Net Income (Loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this MD&A. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. The Company further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements. All adjustments are shown net of estimated tax.

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
(in thousands of US dollars except share per share amounts)	$	$	$	$
Net income (loss) for the period	11,656	(3,306)	(4,739)	(8,520)
Unrealized (gain) loss on derivative instruments	(1,005)	465	265	81
Adjusted income (loss) for the period	10,651	(2,841)	(4,474)	(8,439)
Basic weighted average number of common share outstanding	199,532,834	196,941,509	198,014,961	193,468,794
Adjusted net loss per share, basic ($/share)	$ 0.05	($0.01)	($0.02)	($0.04)

9.4	Operating cash flows before working capital changes

The Company has included the non-GAAP performance measure operating cash flows before working capital changes in this MD&A. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to cash (used in) provided by operating activities (the nearest GAAP measure) per the consolidated financial statements.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
(in thousands of US dollars)	$	$	$	$
Cash provided by (used in) operating activities	33,122	(1,900)	31,609	(7,145)
Change in non-cash working capital	(3,017)	(925)	(12,808)	(2,988)
Operating cash flow before working capital changes	36,139	(975)	44,417	(4,157)

10)	Summary of Outstanding Share Data

As of the date of this MD&A, there were 201,829,207 common shares of the Company issued and outstanding and 14,521,750 share purchase options and 4,000,000 warrants outstanding (with exercise prices ranging between C$1.85 and C$6.10 per share). The fully diluted outstanding share count at the date of this MD&A is 220,350,957.

11)	Related party transactions

As at September 30, 2016, the Company’s related parties are its subsidiaries and key management personnel. During normal course of operations, the Company enters into transactions with its related parties. During the three and nine months ended September 30, 2016 all related party transactions were in the normal course of business including compensation payments to key management personnel.

12)	Critical accounting policies and estimates

12.1	Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these consolidated financial statements are reasonable, however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company’s significant accounting judgments and estimates were presented in Note 3 of the audited annual consolidated financial statements for the year ended December 31, 2015 and have been consistently applied in the preparation of these condensed interim consolidated financial statements. New judgements and estimates applied for the nine months ended September 30, 2016 relate to:

Estimates

Depletion of mineral interests – estimates are made of recoverable ounces in the Company’s mining properties which are depleted based on recoverable tonnes contained in proven and probable reserves.

Inventory valuation of production costs - the Company’s management makes estimates of quantities of ore on stockpiles and in process and the recoverable gold in this material to determine the cost of inventories and the average costs of finished goods sold during the period.

Net realizable value of inventory - in order to determine the net realizable value of gold-in-process and stockpiled ore, the Company estimates future metal selling prices, production forecasts, realized grades and recoveries, timing of processing, and future costs to convert the respective inventories into saleable form.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

Income taxes - in assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

Deferred stripping – in order to determine whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible. In addition, judgement is involved when allocating production costs between inventory produced and the stripping asset; the allocation is based on the volume of waste extracted compared with the expected volume, for a given volume of ore production.

Judgements

Arrangements containing a lease - the Company’s management assessed it’s mining contract under IFRIC 4 – Determining whether an Arrangement contains a Lease, to assess whether contract contains a finance or operating lease. In order to determine whether the lease was an operating or finance lease, management had to make judgements with respect to the useful economic lives of the equipment identified in the lease as well as how much of the costs associated with the mining contract related to use of the equipment and how much related to personnel charges.

Commercial production -the Company’s management determined that Phase 1 of the AGM was in commercial production effective April 1, 2016. The development phase ends and the production phase begins when the mine is in the condition necessary for it to be capable of operating in a manner intended by management. The Company uses a number of criteria to assess whether the mine has reached the commercial production phase. These criteria include, but are not limited to:

(i)	Completion of operational commissioning of each major mine and plant component;

(ii)	Demonstrated ability to mine and mill consistently and without significant interruption at a pre- determined average rate of designed capacity;

(iii)	The passage of a reasonable period of time for testing of all major mine and plant components;

(iv)	Gold recoveries are at or near expected steady-state production levels;

(v)	Level of capital expenditure is within 90% of the forecast final construction cost; and

(vi)	A significant portion of available funding is directed towards operating activities.

12.2	Changes in Accounting Policies including Initial Adoption

There has been no significant change in significant accounting policies during the three and nine months ended September 30, 2016, however, given that the Company declared commercial production at the AGM effective April 1, 2016, a number of the Company’s accounting policies were being implemented for the first time in the three months ended June 30, 2016 and as such a full list of the Company’s accounting policies was presented in note 3 to the Company`s June 30, 2016 Condensed Consolidated Interim Financial Statements.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

13)	Risks and uncertainties

13.1	Financial instruments & risk

As at September 30, 2016 the Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bond, accounts payable and accrued liabilities, long-term debt and an embedded derivative in relation to an interest rate floor. The Company classifies cash and cash equivalents, receivables and the reclamation bond as loans and receivables, and classifies accounts payable and accrued liabilities and long-term debt as other financial liabilities. The embedded derivative liability associated with the interest rate floor of the long-term loan is measured at fair value through profit or loss.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The risk exposure arising from these financial instruments is summarized as follows:

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada, Ghana and South Africa. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits. As at September 30, 2016, the Company had interest receivable of $nil (December 31, 2015 - $nil). In addition, the Company is subject to credit risk in relation the receivable balances relating to the sale of gold. The Company currently sells all of the gold it produces to Red Kite under an offtake agreement. The risk associated with receivables from Red Kite as at September 30, 2016 is considered to be negligible.

(b)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities as they fall due. As at September 30, 2016 the Company had a cash and cash equivalents balance of $57.6 million (December 31, 2015 – $114.8 million) and is generating positive cash flows from operations, allowing it to settle current accounts payable and accrued liabilities of $41.0 million (December 31, 2015 - $34.8 million) and current debt of $11.6 million.

(c)	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited to its loan agreement with Red Kite, which is subject to an interest rate of LIBOR plus 6% with a minimum LIBOR of 1%. The Company’s sensitivity to a 1% decrease or increase in market rates of interest would have an immaterial effect on the Company’s interest expense/income for the three and nine months ended September 30, 2016.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

(ii)	Foreign currency risk

The Company is exposed to foreign currency risk through its foreign currency monetary assets and liabilities. A significant change in the currency exchange rate between the US dollar and Canadian dollar (CAD) and South African rand (ZAR) could have an effect on the Company’s results of operations, financial position and cash flows. During the year ended December 31, 2015, the Company had entered into a series of forward contracts to purchase a total of ZAR 346.6 million in exchange for Canadian and US dollars at specified exchange rates; all such contracts expired by February 2016. The Company at present has not entered into any further derivative instruments to reduce its exposure to currency risk, however, management monitors differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(iii)	Price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. The Company poured its first gold in January 2016 and starting selling refined gold during the first quarter 2016. The Company’s future cash flows fluctuate due to changes in gold and silver price.

(d)	Fair values

(i)	Foreign currency forward contracts derivative

During the year ended December 31, 2015, the Company entered into a series of forward contracts to purchase ZAR in exchange for Canadian and US dollars at specified exchange rates. These forward contracts had settlement terms that range from one month to eleven months. At December 31, 2015, the Company had outstanding foreign currency forward contracts to buy ZAR 6.0 million in exchange for C$0.6 million with settlement dates between one and two months.

The fair values of outstanding foreign currency forward contracts are determined using the forward rates at the measurement date, with the resulting value discounted to present value and are categorized within level 2 of the fair value hierarchy. All such forward contracts expired by February 2016 and as such there is no forward contract derivative liability recorded by the Company as at September 30, 2016. At December 31, 2015, the outstanding contracts had a fair value of $36,000.

(ii)	Embedded derivative

The embedded derivative liability associated with the interest rate floor of the long-term loan is categorized within level 2 of the fair value hierarchy. The fair value of the embedded derivative liability associated with the interest rate floor was estimated using the three-month LIBOR forward rates to 2020 ranging from 0.838% to 1.25% using an option pricing model. As at September 30, 2016, the embedded derivative liability had a fair value and carrying value of $0.8 million (December 31, 2015: $0.5 million).

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

(e)	Items of income, expense, gains or losses arising from financial instruments

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
(in thousands of US dollars)	$	$	$	$
Interest income on cash and receivable balances	121	252	416	710
Interest expense on loan balance	3,910	-	7,920	-
Unrealized gain/loss on derivative instruments	1,005	(465)	(302)	(81)
Realized gain/loss on derivative instruments	-	-	37	-

13.2	Other risks and uncertainties

The Company’s process to manage its risks and other uncertainties, including the risks related to the Company’s foreign operations, government, environmental, and other regulations, and operating costs is continuous and dynamic. Changes to these risks that result from changing internal and external factors are evaluated on a quarterly basis and significant changes in risks and corresponding mitigation activities are reported quarterly to the Company’s Board of Directors. A detailed discussion of the Company's risks can be found in the Company’s Annual Information Form dated March 17, 2016 filed at www.sedar.com.

14)	Internal control

14.1	Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design as required by Canadian and United States securities legislation, and have concluded that such procedures are adequate to ensure accurate, complete and timely disclosures in public filings.

14.2	Internal Controls Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the nine months ended September 30, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting, with the exception of new controls which have been implemented with respect to the recording of financial results upon and since the commencement of commercial production.

14.3	Limitations of controls and procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design as required by Canadian and United States securities legislation as at the end of the period covered by this report, and have concluded that such procedures are adequate to ensure accurate, complete and timely disclosures in public filings.

15)	Cautionary statements

15.1	Cautionary statement on forward-looking information

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, mineral tenure rules, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the 40-F filing for the year ended December 31, 2015, available under the Company’s profile on SEDAR at www.sedar.com.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company’s operations have been primarily funded from share issuances through private placements and the exercise of warrants and share-based options. The Company has had and may have in future capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Readers are cautioned that there can be no certainty that Phase 2 of the Project will be built or that the overall conclusions of the Definitive Feasibility Study will confirm the June 29, 2015 PFS outcomes for the AGM, which is on file at www.sedar.com.

15.2	Cautionary note for United States investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian National Instrument 43-101 (“NI 43-101”). The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”, “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves recognized by the United States Securities and Exchange Commission. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.